SO 3/10/03

VP 3-5-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-42545

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH., D.C. 181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Walton Johnson & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CityPlace Center, Suite 2070, 2711 N. Haskell Ave., LB #26
(No. and Street)

Dallas	Texas	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Walton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walton Johnson & Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELONIA Y. TAYLOR
Notary Public, State of Texas
My Commission Expires 10-08-05

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WALTON JOHNSON & COMPANY

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

WALTON JOHNSON & COMPANY

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Walton Johnson & Company

We have audited the accompanying statement of financial condition of Walton Johnson & Company, as of December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Walton Johnson & Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 24, 2003

WALTON JOHNSON & COMPANY
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 82,813
Receivable from brokers and dealers	30,950
Other receivables	16,792
Clearing deposit	50,000
Receivable from Parent	956,632
Total Assets	$ 1,137,187

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable - trade	$ 7,799
Total liabilities	7,799
Stockholder's equity:	
Common stock, 100,000 shares authorized, no par value, 10,000 shares issued and outstanding	2,124,101
Retained earnings (deficit)	(994,713)
Total stockholder's equity	1,129,388
Total Liabilities and Stockholder's Equity	$ 1,137,187

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Advisory and other fees	$ 391,289
Commissions	728,924
Interest income	873
Total revenues	1,121,086
Expenses:	
Management fee to Parent	720,612
Other expenses	382,967
Clearance paid other brokers	53,589
Realized trade losses	17,511
Registration fees	3,174
Total expenses	1,177,853
Net income (loss) before income taxes	(56,767)
Total income tax benefit	22,707
Net Income (Loss)	$ (34,060)

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Shares	Common Stock	Retained Earnings (Deficit)	Total
Balance at beginning of year	10,000	$ 2,124,101	$ (960,653)	$ 1,163,448
Net income (loss)	--	--	(34,060)	(34,060)
Balance at end of year	10,000	$ 2,124,101	$ (994,713)	$ 1,129,388

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2002

Balance at December 31, 2001	$ --
Increases	--
Decreases	--
Balance at December 31, 2002	$ --

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities	
Net income (loss)	$ (34,060)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
(Increase) decrease in accounts receivable	151,954
Increase (decrease) in accounts payable	(3,552)
Net cash provided by operating activities	114,342
Cash flows from investing activities	
Loans to Parent	(156,478)
Net cash used by investing activities	(156,478)
Cash flows from financing activities	
Net cash provided by financing activities	--
Net decrease in cash and cash equivalents	(42,136)
Cash and cash equivalents at beginning of year	124,949
Cash and cash equivalents at end of year	$ 82,813
Supplemental Disclosures	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

Walton Johnson & Company (the "Company"), a wholly-owned subsidiary of The Walton Johnson Group, Inc. (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are to be handled by a clearing broker-dealer. Receivables from broker-dealers are from the clearing broker-dealer.

The Company acts as a broker-dealer for municipal, government and corporate bonds and equity securities as well as an investment advisor to its clients. The Company's clients are located primarily within the state of Texas.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less not held for sale in the ordinary course of business as cash equivalents for purposes of the statement of cash flows.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

Customer's securities transactions are reported on a settlement date basis with related commission and income and expense reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Note 1 - Summary of Significant Accounting Policies, continued

Advisory Fees

Advisory fees include fees earned from providing financial advisory services. Such fees are recorded at the time the services are rendered and the income is reasonably determinable.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. The Company recognized no bad debt expense for the year ended December 31, 2002.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. There were no material timing differences during 2002 other than benefits associated with net operating loss carryforwards.

Note 2 - Related Party Transactions

The Parent provides the Company with ancillary administrative services and office space.

As of December 31, 2002, the Company had advanced the Parent $956,632 on an unsecured, non-interest bearing basis.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of approximately $155,962 and net capital requirements of $100,000. The ratio of aggregate indebtedness to net capital was .05 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Income Taxes

The Company is included in the consolidated Federal income tax return of the Parent. The Company and its Parent have a net operating loss carryforward.

The income tax benefit of the Company during 2002 was comprised of the following:

Federal tax benefit at expected rates	$ 19,869
State tax benefit	2,838
Provision for income tax benefit	$ 22,707

Note 6 - Walton Johnson Group, Inc. 401(k) Plan

The Company participates in a salary reduction plan under the provisions of Section 401(k) of the Internal Revenue Code sponsored by the Parent. The plan covers substantially all full-time employees who have completed three months of service with the Company. The Company will contribute a matching contribution equal to 70% of the salary reduction elected by each employee up to a maximum of 6% of annual salary. The Company may also decide to make nonelective contributions to the plan. The Company's matching contributions to the plan for 2002 was $9,390.

Note 7 - Concentration Risk

The Company maintained cash balances during the year in excess of amounts insured by the Federal Depository Insurance Corporation.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on unsettled trades. Management of the Company has not been notified by the clearing broker-dealer, nor are they otherwise aware of any potential losses related to this indemnification though December 31, 2002.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2002

Schedule I

WALTON JOHNSON & COMPANY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 1,129,388
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	1,129,388
Deductions and/or charges	
Non-allowable assets:	
Unallowable receivables	(16,792)
Receivable from Parent	(956,632)
Net capital before haircuts on securities positions	155,964
Haircuts on securities	0
Net capital	$ 155,964

AGGREGATE INDEBTEDNESS

Accounts payable	$ 7,799
Total aggregate indebtedness	$ 7,799

Schedule I (continued)

WALTON JOHNSON & COMPANY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 520
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 55,964
Excess net capital at 1000%	$ 155,185
Ratio: Aggregate indebtedness to net capital	.05 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 between the net capital per the December 31, 2002, audited report and the Company's computation as of that date.

Schedule II

WALTON JOHNSON & COMPANY
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: BNY Clearing Service, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Walton Johnson & Company

In planning and performing our audit of the financial statements and supplemental information of Walton Johnson & Company (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 24, 2003